Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 11 DATED MARCH 19, 2009

Supplements Nos. 9, 10 and 11 to be used with

PROSPECTUS DATED APRIL 25, 2008

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 9 (cumulative, replacing all prior supplements) dated January 23, 2009 reports on (a) our purchase of 21 hotels containing a total of 2,478 guest rooms for an aggregate gross purchase price of $341,199,867, plus our assumption of existing loans secured by three of these hotels; (b) our execution of certain purchase contracts that relate to 21 hotels containing a total of 2,512 guest rooms and that provide for an aggregate gross purchase price of $355,088,216; (c) our execution of a certain purchase contract for the potential purchase and leaseback of approximately 500 acres of land to be used for natural gas production and that provides for a gross purchase price of approximately $150,000,000; and (d) our recent unaudited financial information and certain additional information about us.

Supplement No. 10 dated February 19, 2009 reports on (a) the status of our best-efforts offering of units; (b) the termination of two purchase contracts; and (c) the election of certain executive officers.

Supplement No. 11 dated March 19, 2009 (a) reports on the status of our best-efforts offering of units; (b) reports our purchase of 2 hotels containing a total of 188 guest rooms for an aggregate gross purchase price of $23,100,000 and the assumption of an existing loan secured by 1 property; and (c) provides our audited financial statements as of December 31, 2008 and for the year then ended and certain additional information about us.

As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of February 26, 2009, we had closed on the sale of 39,257,034 additional units at $11 per unit and from such sale we raised gross proceeds of $431,827,384 and proceeds net of selling commissions and marketing expenses of $388,644,646. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $531,827,384 and proceeds net of selling commissions and marketing expenses of $478,644,646.

In connection with our hotel purchases to date, we paid a total of $7,285,997, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.